Exhibit 23.1
KPMG LLP 345 Park Avenue New York, NY 10154-0102
Consent of Independent Registered Public Accounting Firm

We consent to the use of our report dated March 20, 2025, except for the effects of the reverse stock split described in Note 25 to the consolidated financial statements, as to which the date is July 18, 2025, and the change in the composition of the reportable segments described in Notes 2, 4, 12, and 19 to the consolidated financial statements as to which the date is August 4, 2025, with respect to the consolidated financial statements of Miami International Holdings, Inc., included herein, and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG LLP

New York, New York
August 4, 2025

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee.